UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 11)*

Golden Ocean Group Limited
(Name of Issuer)

Common Shares, par value $0.05 per share
(Title of Class of Securities)

G39637205
(CUSIP Number)

Hemen Holding Limited
c/o Seatankers Management Co Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+(357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*78,825,782

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*78,825,782

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*78,825,782

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited beneficially owns approximately 40.0% of the issued and outstanding shares of Frontline Ltd. and may be deemed to beneficially own the Common Shares (defined below) that Frontline Ltd. beneficially owns.  The 78,825,782 Common Shares include Frontline Ltd.'s 1,270,657 Common Shares.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*1,270,657

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*1,270,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*1,270,657

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14.	TYPE OF REPORTING PERSON

CO

** The 1,270,657 Common Shares include 10,299 Common Shares beneficially owned by ICB Shipping (Bermuda) Limited, a wholly-owned subsidiary of Frontline Ltd.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*78,825,782

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*78,825,782

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*78,825,782

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares beneficially owned by Hemen Holding Limited.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*78,825,782

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*78,825,782

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*78,825,782

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Common Shares that are beneficially owned by Greenwich Holdings Limited and Hemen Holding Limited.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*78,825,782

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*78,825,782

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*78,825,782

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 78,825,782 Common Shares through his indirect influence over Hemen Holding Limited and Greenwich Holdings Limited, the shares of which are held in the Trusts. The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of any Common Shares beneficially owned by Hemen Holding Limited and Greenwich Holdings Limited, except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the Common Shares beneficially owned by Hemen Holding Limited and Greenwich Holdings Limited.

CUSIP No.	G39637205

This Amendment No. 11 to the Schedule 13D that was originally filed on May 5, 2014 (and as thereafter amended on October 9, 2014, March 25, 2015, April 28, 2015, July 6, 2015, March 3, 2016, March 29, 2016, September 8, 2017, January 30, 2018, November 26, 2018 and June 24, 2019, the "Schedule 13D") amends and supplements the Schedule 13D filed by Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Frontline Ltd., an exempted company incorporated in Bermuda ("Frontline"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen") with respect to the common shares, par value $0.05 per share (the "Common Shares") of Golden Ocean Group Limited, a Bermuda exempted company (the "Issuer"). Capitalized terms used in this Amendment No. 11 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

There are no material changes to the Schedule 13D.

Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a), (f)	The persons filing this statement are Frontline, Hemen, Greenwich H, C.K. Limited, and Fredriksen (collectively, the "Reporting Persons").

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Hemen and Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 28 Esplanade, St, Helier, Jersey JE2 3QA

The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)
The principal business of Frontline is acting as an international shipping company. The principal business of Hemen and Greenwich is acting as investment holding companies. Hemen is the largest shareholder in Frontline, beneficially owning approximately 40.0% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen. The principal business of C.K. Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members. C.K. Limited serves as the trustee for the Trusts that are the sole shareholder of Greenwich and indirect owner of Hemen. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Frontline, Hemen, Greenwich and C.K. Limited  is reported as beneficially owned by Mr. Fredriksen.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Chairman, President & Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, UK. Mr. Fredriksen is also the president, director and chairman of the board of directors of Seadrill Limited and is a member of the board of directors of the Issuer.

Tor Svelland	Director	Mr. Svelland is a citizen of Norway. Mr. Svelland is also the Founder and CEO of Svelland Capital.

Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of the Issuer.

James O'Shaughnessy	Director	Mr. O'Shaughnessy is a citizen of the United Kingdom. Mr. O'Shaughnessy is also the Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited.

Lars H. Barstad	Interim Principal Executive Officer	Mr. Barstad is a citizen of Norway. Mr. Barstad is also the interim chief executive officer and commercial director of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

The name, citizenship, present principal occupation or employment and the business address of Hemen's directors is set forth below. Hemen does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address isLeoforos Nikis 1, 4108 Ayios Athansios, 4108 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the business address of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Christophis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Leoforos Nikis 1, 4108 Ayios Athansios, 4108 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte's principal business address is JTC House, 28 Esplanade St.Helier, Jersey, Channel Islands JE4 2QP. Mr. Le Vesconte is a citizen of Jersey.

Lewis James Glyn Williams	Director	Mr. Williams principal business address is JTC House, 28 Esplanade, St Helier, Jersey, Channel Islands JE4 2QP. Mr. Williams is a citizen of Jersey.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to include the following:
On February 22, 2021, Hemen directly acquired an aggregate of 27,103,773 Common Shares in a private placement transaction with the Issuer. Hemen acquired these shares at the offering price of NOK 53.00 per share using funds from general working capital.
Between January 27, 2020 and January 31, 2020, Hemen bought 1,075,000 Common Shares on the Oslo Stock Exchange in open market transactions at an average price of NOK 41.60 per share (which as of the time of the transactions was approximately $4.50 per share).

Item 4. Purpose of Transaction
There are no material changes to the Schedule 13D.

Item 5. Interest in Securities of the Issuer
(a)-(d) As of the date hereof, Hemen may be deemed to be the beneficial owner of 78,825,782 Common Shares, constituting 39.9% of the outstanding Common Shares. This percentage ownership is based on 197,635,244* Common Shares outstanding. Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 78,825,782 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 78,825,782 Common Shares.
As of the date hereof, Frontline may be deemed to be the beneficial owner of 1,270,657 Common Shares, constituting 0.6% of the outstanding Common Shares based upon 197,635,244* Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,270,657 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,270,657 Common Shares.
As of the date hereof, Greenwich, through Hemen, may be deemed to be the beneficial owner of 78,825,782 Common Shares, constituting 39.9% of the outstanding Common Shares based upon 197,635,244* Common Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 78,825,782 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 78,825,782 Common Shares.
As of the date hereof, C.K. Limited, through Greenwich, may be deemed to be the beneficial owner of 78,825,782 Common Shares, constituting 39.9% of the outstanding Common Shares based upon 197,635,244* Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 78,825,782 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 78,825,782 Common Shares.
As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 78,825,782 Common Shares through his indirect influence over Hemen and Greenwich, the shares of which are held in the Trusts, constituting in the aggregate 39.9% of the outstanding Common Shares based upon 197,635,244* Common Shares outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 78,825,782 Common Shares beneficially owned by Hemen and Greenwich, except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 78,825,782 Common Shares beneficially owned by Hemen and Greenwich.
Certain other directors of Frontline beneficially own an aggregate of 66,877 Common Shares, which is less than 0.05% of the outstanding Common Shares based upon 197,635,244* Common Shares outstanding. Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 in the Schedule 13D.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 in the Schedule 13D have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D.
Other than the transactions described in Item 3 and Item 6 herein and in the Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.
* As reported by the Issuer on February 17, 2021
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to include the following:
On December 7, 2020 Hemen entered into a cash-settled total return swap agreement (the "Total Return Swap") with economic exposure to 4,905,000 notional Common Shares at a price of NOK 37.08 per share. The expiration date of the Total Return Swap is March 10, 2021. The Total Return Swap provides Hemen with economic results that are comparable to ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Common Shares that are subject to the Total Return Swap.
The Reporting Persons may, from time to time, in the ordinary course of business, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Persons direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.
Item 7. Materials to be Filed as Exhibits
Exhibit A: Joint Filing Agreement (incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on June 24, 2019).
Exhibit B: Registration Rights Agreement (incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 5, 2014).
Exhibit C: Second Registration Rights Agreement (incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on March 25, 2015).
Exhibit D: Transaction Agreement among Amber Shipowning Ltd., Opal Shipowning Ltd., Hemen Holding Limited and Sterna Finance Limited, dated June 9, 2017 (incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on September 8, 2017).
Exhibit E: Heads of Agreement, dated October 16, 2017, by and among, Golden Ocean Group Limited, Hemen Holding Limited, Dedalos Shipowning Inc., Ikaros Shipowning Inc., and Sterna Finance Ltd. (incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on January 30, 2018).
Exhibit F: Memorandum of Agreement, dated October 27, 2017, by and between Dedalos Shipowning Inc. and Golden Behike Inc. (incorporated by reference to the  Reporting Persons' Schedule 13D filed with the SEC on January 30, 2018).
Exhibit G: Memorandum of Agreement, dated October 27, 2017, by and between Ikaros Shipowning Inc. and Golden Monterrey Inc. (incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on January 30, 2018).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 4, 2021
(Date)

Hemen Holding Limited

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Frontline Ltd.

/s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Greenwich Holdings Limited

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen*
(Signature)

John Fredriksen* (Name)

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).